November 17, 2017	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

VIA EDGAR

Dominic Minore, Esq.
Megan Miller
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TICC Capital Corp.
Post-Effective Amendment No. 3 to the Registration Statement on
Form N-2, Filed November 14, 2017
File No. 333-202672

Dear Mr. Minore and Ms. Miller:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 15, 2017 and November 16, 2017, in each case, with respect to post-effective amendment no. 3 to the Company’s registration statement on Form N-2 (File No. 333-202672) filed with the Commission on November 14, 2017 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Company’s responses.

1.          The Staff refers to the disclosure in the notes to the financial statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section for the period ended September 30, 2017, which indicates that debt extinguishment costs are recorded within Realized Loss on Extinguishment of Debt in the Consolidated Statement of Operations. However, the disclosure in the notes to the financial statements for the period ended December 31, 2016 indicates that “upon early termination of debt…the remaining balance of unaccreted fees related to such debt accelerated into interest expense.” Please explain this discrepancy and whether there was a change in accounting policy or a restatement of financial statements during the period ended September 30, 2017.

Response: The Company advises the Staff on a supplemental basis that for the period ended September 30, 2017, the Company determined to reclassify the accelerated note discount expense and accelerated deferred debt issuance costs from Interest Expense to

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Realized Loss on Extinguishment of Debt in the Company’s Consolidated Financial Statements. The Company determined to make this reclassification in order to provide greater transparency to the reader of financial statements and to clarify that the loss on debt extinguishment is separate and distinct from the ordinary expenses of the Company. The Company also notes that recognizing a loss on debt extinguishment in the realized gains/losses section of the Statement of Operations is still consistent with accounting guidance and is the most common approach among business development companies. Accordingly, the Company also reclassified prior period amounts in the Consolidated Statement of Operations for the period ended September 30, 2017. The Company performed a qualitative and quantitative analysis of this reclassification in accordance with SAB 1M and determined that the reclassification of such amounts was deemed immaterial. Further, the Company disclosed in its notes to the financial statements for the period ended September 30, 2017 under “Note 3. Summary of Significant Accounting Policies” that “certain prior period figures have been reclassified from those originally published in quarterly and annual reports to conform to the current period presentation for comparative purposes.”

2.          On Page 70 of the Prospectus, the disclosure indicates that the Company’s asset coverage for borrowed amounts was 339.21% as of September 30, 2017.  However, on page F-35 of the Prospectus the disclosure indicates that the Company’s asset coverage for borrowed amounts was 504.2% as of September 30, 2017.  Please advise the Staff the reason for this difference.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise the disclosure on page F-35 of the Prospectus in order to conform the two figures in the final Prospectus that the Company will file with the Commission after the Registration Statement is declared effective. The Company has also attached the marked page F-35 of the Prospectus hereto.

3.          The Staff refers to the disclosure on page 4 of the Prospectus regarding a “reset” of a CLO vehicle. Please add disclosure to explain how the Company avails itself of resetting opportunities and why a reset of a CLO investment is beneficial for the Company.

Response:     The Company will add disclosure in response to the Staff’s comment in the final Prospectus that the Company will file with the Commission after the Registration Statement is declared effective. The Company has also attached the marked pages 4 and 82 of the Prospectus hereto.

4.          The Staff refers to the disclosure regarding “return of capital” on page 41 of the Prospectus. Please add disclosure to explain what a “return of capital” is in plain English.

Response:     The Company will add disclosure in response to the Staff’s comment in the final Prospectus that the Company will file with the Commission after the Registration Statement is declared effective. The Company has also attached the marked page 41 of the Prospectus hereto.

5.          The Staff refers to the disclosure regarding “weighted average annualized yield” on page 43 of the Prospectus. Please add disclosure to clarify the assumptions used to derive the weighted average annualized yield from the weighted average yield.

Response:     The Company advises the Staff that weighted average yield and weighted average annualized yield are the same number. As a result, to avoid confusion, the Company will remove references to weighted average annualized yield in the final Prospectus that the Company will file with the Commission after the Registration Statement is declared effective. The Company has also attached the marked page 43 of the Prospectus hereto.

6.          The Staff refers to the disclosure on page 49 of the Prospectus, which indicates that the Company’s qualifying assets represented 67.3% of the Company’s total assets as of September 30, 2017. Please explain the inputs that the Company used to derive at 67.3% for the Company’s qualifying assets as of September 30, 2017 and please confirm that the Company was in compliance with the requirements of Section 55 of the Investment Company Act of 1940, as amended (the “1940 Act”), at the time that it acquired any non-qualifying assets during the period ended September 30, 2017.

Response:     To determine the percentage of the Company’s qualifying assets as of September 30, 2017, the Company divided the fair value of its non-qualifying assets as of September 30, 2017, which was $178,044,155 ($4,481,550 in CLO Debt and $173,562,605 in CLO Equity), by the Company’s adjusted total assets of $543,829,143 ($550,360,175 in total assets minus $1,516,032 in “Other Assets” and minus $5,015,000 in “Securities purchased not settled”). The Company has historically made such adjustments to the total assets amount because: (i) “Other assets” are escrow receivables, prepaid expenses and deferred equity offering costs, and are not the type of assets described in paragraphs (1) through (6) of Section 55(a) of the 1940 Act, and (ii) not deducting “Securities purchased not settled” from total assets would result in double counting such securities because such securities are included as investments and in the cash amount as of the quarter end. The Company also confirms to the Staff that it was in compliance with the requirements of Section 55 of the 1940 Act at the time that it acquired any non-qualifying assets during the period ended September 30, 2017.

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Please do not hesitate to call me at (202) 383-0805, or Vlad M. Bulkin at (202) 383-0815, if you have any questions or require any additional information.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Jonathan H. Cohen, Chief Executive Officer, TICC Capital Corp.
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

Vlad M. Bulkin, Esq., Eversheds Sutherland (US) LLP